Mail Stop 4561

April 15, 2009

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

> **Re:** **CapTerra Financial Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on April 13, 2009**
> **File No. 000-50764**

Dear Mr. James W. Creamer III:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

FORM 8-K FILED ON APRIL 13, 2009

1.   Your disclosures indicate that the restatement resulted from additional
        information gathered during the 2008 fiscal year.   Please revise to discuss the
        factors that were in existence as of December 31, 2007 such as

        ▪   four year cumulative loss position
        ▪   anticipated losses in the upcoming years
        ▪   going-concern issue
        ▪   realization of your deferred tax asset is dependent on a forecasted, but
            not yet demonstrated, turnaround in operating profitability

        Clarify that based on these factors being applicable as of December 31, 2007,
        recordation of a full valuation allowance for your deferred tax asset was
        appropriate.

                                    *   *   *   *

        As appropriate, please amend your filing and respond to this comment within five
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comment and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551 - 3468.

Sincerely,

Wilson K. Lee
Staff Accountant